FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation	0000888874
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, February 16, 2005, Series 2005-AR1	333-48481
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

05045227

SEC MAIL PROCESSING
RECEIVED
FEB 18 2005
WASH. D.C.
152
SECTION

PROCESSED
FEB 22 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: Feb. 17, 2005

NOMURA ASSET ACCEPTANCE CORPORATION

By: ______________________

Name: N. Dante LaRocca

~~Title: Managing Director~~

N. Dante LaRocca
Authorized Agent

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Collateral Term Sheets	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

naa05-ar1-plain-sub - Price/Yield - I-A1

Balance	**CONTACT DESK**	Delay	24
Coupon	**5.183**	Dated	2/1/2005
Settle	**2/28/2005**	First Payment	3/25/2005

RUN TO BALLOON IN MONTH 57 / CALL
*** Pays group I collateral net WAC less [0.53%].**

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-12	4.631	4.584	4.550	4.516	4.459	4.353	4.225	4.058	3.827	3.591
101-13	4.620	4.572	4.538	4.503	4.445	4.336	4.207	4.037	3.801	3.561
101-14	4.609	4.560	4.525	4.489	4.431	4.320	4.189	4.015	3.776	3.531
101-15	4.598	4.548	4.513	4.476	4.417	4.304	4.170	3.994	3.750	3.501
101-16	**4.587**	**4.536**	**4.500**	**4.463**	**4.403**	**4.288**	**4.152**	**3.973**	**3.724**	**3.472**
101-17	4.576	4.524	4.488	4.450	4.389	4.272	4.133	3.951	3.699	3.442
101-18	4.565	4.512	4.475	4.437	4.375	4.256	4.115	3.930	3.673	3.412
101-19	4.554	4.500	4.463	4.424	4.360	4.240	4.097	3.909	3.648	3.382
101-20	4.543	4.488	4.450	4.411	4.346	4.224	4.078	3.887	3.622	3.352
WAL	3.12	2.88	2.73	2.60	2.40	2.09	1.81	1.54	1.27	1.08
Mod Durn	2.778	2.576	2.453	2.336	2.168	1.908	1.670	1.434	1.199	1.028
Mod Convexity	0.118	0.106	0.099	0.092	0.083	0.068	0.056	0.043	0.030	0.022
Principal Window	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Aug09	Mar05 - Dec08	Mar05 - Jun08
Maturity #mos	57	57	57	57	57	57	57	54	46	40
LIBOR_1MO	2.59	2.59	2.59	2.59	2.59	2.59	2.59	2.59	2.59	2.59
LIBOR_6MO	3.04	3.04	3.04	3.04	3.04	3.04	3.04	3.04	3.04	3.04
LIBOR_1YR	3.371	3.371	3.371	3.371	3.371	3.371	3.371	3.371	3.371	3.371
CMT_1YR	3.037	3.037	3.037	3.037	3.037	3.037	3.037	3.037	3.037	3.037
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

SWAP Mat	1MO	2MO	3MO	4MO	5MO	6MO	9MO	1YR	2YR	3YR	5YR
Yld	2.590	2.700	2.794	2.860	2.933	3.010	3.170	3.310	3.631	3.801	4.045

PRELIMINARY